Exhibit 99.2

AGM GROUP HOLDINGS, INC.

UNAUDITED INTERIOM CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in US$, except for number of shares)

	June 30,	December 31,
	2025	2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$532,848	$1,170,462
Restricted cash	2	2
Accounts receivable, net	31,426,844	13,385,507
Inventories	9,440,200	27,172,200
Advances to suppliers, net	4,241,091	99,861
Prepayment and other current assets, net	9,803,453	4,174,868
Assets of discontinued operations - current	-	6,301,392
Total current assets	55,444,438	52,304,292
NON - CURRENT ASSETS:
Property and equipment, net	8,404	8,532
Intangible assets, net	26,787	32,527
Deferred tax assets	8,933,023	2,713,808
Assets of discontinued operations - non-current	-	6,308,929
Total non - current assets	8,968,214	9,063,796
TOTAL ASSETS	$64,412,652	$61,368,088

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$7,018,267	$12,909,752
Accrued expenses and other payables	3,438,703	2,510,916
Advances from customers	539	539
Due to related parties	2,173,365	2,200,451
Income tax payable	16,025,604	15,392,010
Liabilities of discontinued operations - current	-	6,472,461
Total current liabilities	28,656,478	39,486,129
NON - CURRENT LIABILITIES:
Liabilities of discontinued operations - non-current	-	16,543
Total non - current liabilities	-	16,543
TOTAL LIABILITIES	$28,656,478	$39,502,672

SHAREHOLDERS’ EQUITY:
Class A Ordinary Shares (4,000,000 shares authorized with par value of $0.05, 1,974,163 and 485,058 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively)*	$98,708	$24,253
Class B Ordinary Shares (4,000,000 shares authorized with par value of $0.05, 42,000 and 42,000 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively)*	2,100	2,100
Additional paid-in capital*	31,217,741	26,502,858
Statutory reserves	-	335,696
Retained earnings	2,962,341	5,423,638
Accumulated other comprehensive loss	1,475,284	(10,423,129)
Total shareholders’ equity	35,756,174	21,865,416
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$64,412,652	$61,368,088

*	Adjusted for the effect of 1-for-50 reverse share split on June 3, 2025, see Note 15 for details.

AGM GROUP HOLDINGS, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPEATIONS AND COMPREHENSIVE (LOSS)/INCOME

(Amounts in US$, except for number of shares)

	For The Six Months Ended June 30,
	2025	2024

Revenues	$20,309,043	$3,826,875
Cost of revenues	(17,952,964)	(2,112,000)
Gross profit	2,356,079	1,714,875

Operating expenses
Selling, general & administrative expenses	2,680,892	15,653,615
Total operating expenses	2,680,892	15,653,615

Loss from operations	(324,813)	(13,938,740)

Other income/(expenses)
Other income	27,912	26,076
Other expenses	(260,191)	(102,556)
Total other expenses	(232,279)	(76,480)

Loss from continuing operation before provision of income taxes	(557,092)	(14,015,220)
Provision for income taxes benefit/(expenses)	5,630,045	3,395,757
Net income/(loss) from continuing operation	5,072,953	(10,619,463)

Discontinued operation
Loss from discontinued operation, net of income tax	(18,226)	(4,302,319)
Loss on sale of discontinued operation, net of income tax	(7,851,720)	-
Loss from discontinued operation, net of income tax	(7,869,946)	(4,302,319)

Net loss	$(2,796,993)	$(14,921,782)

Comprehensive income/(loss)
Net loss	$(2,796,993)	$(14,921,782)
Other comprehensive income/(loss)
Gain on sale of discontinued operation	11,945,545	-
Foreign currency translation adjustment	(47,132)	(185,586)
Total comprehensive income/(loss)	$9,101,420	$(15,107,368)

Income/(loss) earnings per common share*
Continuing operations - Basic and Diluted	$3.70	$(21.89)
Discontinued operations - Basic and Diluted	$(5.74)	$(8.87)
Net loss per common share - Basic and Diluted	$(2.04)	$(30.76)

Weighted average Class A ordinary shares outstanding, basic and diluted*	1,370,765	485,058

*	Adjusted for the effect of 1-for-50 reverse share split on June 3, 2025, see Note 15 for details.

AGM GROUP HOLDINGS, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of	Number of					(Accumulated	Accumulated
	Class A	Class B	Class A	Class B	Additional		loss)/	other
	Ordinary	Ordinary	Ordinary	Ordinary	paid-in	Statutory	Retained	comprehensive
	Share	Share	Share	Share	capital	Reserves	earnings	income/(loss)	Total
Balance, December 31, 2023	485,058	42,000	$24,253	$2,100	$26,502,858	$335,696	$2,304,543	$(9,736,950)	$19,432,500
Net loss							(14,921,782)		(14,921,782)
Foreign currency translation adjustment								(185,586)	(185,586)
Balance, June 30, 2024	485,058	42,000	$24,253	$2,100	$26,502,858	$335,696	$(12,617,239)	$(9,922,536)	4,325,132

	Number of	Number of					(Accumulated	Accumulated
	Class A	Class B	Class A	Class B	Additional		loss)/	other
	Ordinary	Ordinary	Ordinary	Ordinary	paid-in	Statutory	Retained	comprehensive
	Share	Share	Share	Share	capital	Reserves	earnings	income/(loss)	Total
Balance, December 31, 2024	485,058	42,000	$24,253	$2,100	$26,502,858	$335,696	$5,423,638	$(10,423,129)	$21,865,416
Net loss							(2,796,993)		(2,796,993)
Issuance of ordinary shares	327,800		16,390		4,772,948				4,789,338
Issuance of ordinary shares for warrants exercised	1,161,305		58,065		(58,065)				-
Disposal of discontinued operation						(335,696)	335,696	11,945,545	11,945,545
Foreign currency translation adjustment								(47,132)	(47,132)
Balance, June 30, 2025	1,974,163	42,000	$98,708	$2,100	$31,217,741	$-	$2,962,341	$1,475,284	$35,756,174

The shares and per share date are presented on a retroactive basis to reflect the reverse stock split completed on June 3, 2025(Note 15).

AGM GROUP HOLDINGS, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in US$)

	For The Six Months Ended June 30,
	2025	2024
Cash flows from operating activities
Net income (loss)	$(2,796,993)	$(14,921,782)
Net income (loss) from discontinued operations, net of tax	(7,869,946)	(4,302,319)
Net income (loss) from continuing operations	5,072,953	(10,619,463)

Adjustment to reconcile net (loss)/income to net cash used in operating activities
Depreciation and amortization	7,117	5,740
Allowance for doubtful accounts	1,928,708	14,788,061
Loss on sale of discontinued operation	7,851,720	-
Deferred tax expenses/(benefits)	(6,234,415)	(3,703,105)
Changes in operating assets and liabilities:
Accounts receivable	(19,685,969)	4,820,553
Inventories	17,732,000	-
Advances to suppliers	(4,431,830)	(2,309,081)
Prepayment and other current assets	(1,532,055)	(365,307)
Accounts payable	2,641	27,000
Accrued expenses and other payables	(3,054,606)	113,833
Income tax payable	589,206	307,348
Advances from customers		(3,706,627)
Net cash used in operating activities from continuing operations	(1,754,530)	(641,048)
Net cash provided by/(used in) operating activities from discontinued operations	(3,823,293)	50,321
Net cash used in operating activities	(5,577,823)	(590,727)

Cash flows from investing activities
Net cash used in investing activities from continuing operations	-	-
Net cash used in investing activities from discontinued operations	-	-
Net cash used in investing activities	-	-

Cash flows from financing activities
Issuance of Common stock for cash, net of issuance costs	4,789,338	-
Proceeds from related parties	451,300	560,000
Repayments to related parties	(479,503)	-
Net cash provided by financing activities from continuing operations	4,761,135	560,000
Net cash used in financing activities from discontinued operations	-	(72,493)
Net cash provided by financing activities	4,761,135	487,507

Effect of exchange rate changes on cash, cash equivalents and restricted cash	170,568	(264,495)
Net change in cash, cash equivalents and restricted cash	(646,120)	(367,715)
Cash, cash equivalents and restricted cash, beginning of the period	1,178,970	1,601,479
Cash, cash equivalents and restricted cash, end of the period	532,850	1,233,764
Less cash, cash equivalents and restricted cash of discontinued operations–end of period	-	22,191
Cash, cash equivalents and restricted cash of continuing operations–end of period	532,850	1,211,573

Reconciliation of cash, cash equivalents and restricted cash, beginning of the year
Cash, cash equivalents	1,170,931	1,599,906
Restricted cash	8,039	1,573
Cash, cash equivalents and restricted cash, beginning of period	1,178,970	1,601,479

Reconciliation of cash, cash equivalents and restricted cash, end of year
Cash, cash equivalents	532,848	1,233,764
Restricted cash	2	-
Cash, cash equivalents and restricted cash, end of period	532,850	1,233,764

Note 1 - ORGANIZATION AND PRINCIPAL ACTIVITIES

AGM Group Holdings Inc. (“AGM Holdings”) was incorporated on April 27, 2015 under the laws of the British Virgin Islands (“BVI”). AGM Holdings is a holding company and does not own any material assets or liabilities other than holding equity interest of multiple entities and certain cash and cash equivalents.

On May 21, 2015, AGM Holdings incorporated a wholly owned subsidiary, AGM Technology Limited (“AGM HK”) in Hong Kong. AGM HK engaged in the sale of cryptocurrency mining machines and standardized computing equipment.

On October 13, 2015, AGM HK incorporated a Chinese limited liability subsidiary, AGM Tianjin Construction Development Co., Ltd. (“AGM Tianjin”) formerly known as Shenzhen AnGaoMeng Financial Technology Service Co., Ltd., for the purpose of being a holding company for the equity interests in China.

On November 13, 2015, AGM Tianjin incorporated a wholly owned Chinese limited liability subsidiaries, Beijing AnGaoMeng Technology Service Co., Ltd. (“AGM Beijing”).

On June 14, 2017, AGM Software Service LTD (“AGM Software”) was incorporated under the laws of BVI. AGM Software is a wholly-owned subsidiary of AGM Holdings.

On June 17, 2021, AGM HK incorporated a wholly owned Chinese limited liability subsidiary, Nanjing Lucun Semiconductor Co. Ltd. (“Nanjing Lucun”) in China under the laws of the People’s Republic of China (the “PRC”). Nanjing Lucun is primarily engaged in the sale of cryptocurrency mining machines and standardized computing equipment. On November 24, 2022, Nanjing Lucun Semiconductor Co., Ltd. Beijing Branch was incorporated.

On July 30, 2021 AGM Holdings incorporated a wholly owned limited liability subsidiary, AGM Defi Lab Ptd Limited (“AGM Defi Lab”) under the laws of Singapore. On August 8, 2021 AGM Holdings incorporated a wholly owned limited liability subsidiary, AGM Defi Tech Limited (“AGM Defi Tech”) in Hong Kong. On October 21, 2021, AGM Defi Tech incorporated a wholly owned subsidiary, Beijing Keen Sense Technology Service Co., Ltd (“Beijing Keen Sense”) in China under the laws of PRC. These three subsidiaries are mainly engaged in software development.

On January 26, 2024, AGM Electronic Technology Limited (“AGM Electronic”) was incorporated under the laws of Hong Kong. AGM Electronic is a wholly owned subsidiary of AGM Holdings.

On April 17, 2024, AGM Canada Holdings Limited (“AGM Canada”) was incorporated under the laws of British Columbia, Canada. AGM Canada is a wholly-owned subsidiary of AGM Holdings.

On April 26, 2024, Beijing Bixin Electronic Technology Co., Ltd (“Beijing Bixin”) was incorporated under the laws of the People’s Republic of China. Beijing Bixin is a wholly-owned subsidiary of AGM Electronic.

On October 1, 2024, AGM Energy Corp. (“AGM Energy”) was incorporated under the laws of Alberta, Canada. AGM Canada owns 49% of AGM Energy while Chong Chao Ma, CEO of AGM Canada, owns 16%. Bound by contractual agreement, Ma will vote in line with AGM Canada. In combination, AGM Canada is holding 65% of voting rights.

On December 4, 2024, AGM Integrated Tech Limited (“AGM Integrated”) was incorporated under the laws of Hong Kong. AGM Holdings owns 100% of AGM Integrated. Those entity does not have any operations as of the date of this annual report.

On October 10, 2024, Beijing Branch of Nanjing Lucun Semiconductor Co., Ltd. was deregistered.

On May 6, 2025, AGM HK entered into an Equity Transfer Agreement by and among AGM HK, Nanjing Lucun and Hong Kong Giant Electronics Co., Limited (“Giant Electronics”) for the sale of shares of Nanjing Lucun held by AGM HK to Giant Electronics (the “Equity Transfer Agreement”). The transation was compeltedon May 7, 2025.

Note 1 - ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

As of June 30, 2025, AGM Holdings’ subsidiaries are as follows:

			Percentage of
	Date of	Place of	Effective
Name	Incorporation	Incorporation	Ownership	Principal Activities
AGM Technology Limited (“AGM HK “)	May 21, 2015	Hong Kong	100%	Sale of cryptocurrency mining machines and standardized computing equipment
AGM Tianjin Construction Development Co., Ltd. (“AGM Tianjin”) formerly Shenzhen AnGaoMeng Financial Technology Service Co., Ltd.	October 13, 2015	China	100%	Holding entity
Beijing AnGaoMeng Technology Service Co., Ltd. (“AGM Beijing”)	November 13, 2015	China	100%	Software development and provider
AGM Software Service LTD (“AGM Software”)	June 14, 2017	BVI	100%	Core technology service provider
Nanjing Lucun Semiconductor Co., Ltd. (“Nanjing Lucun”)*	June 17, 2021	China	100%	Sale of cryptocurrency mining machines and standardized computing equipment
AGM Defi Lab Pte Limited (“AGM Defi Lab”)	July 30, 2021	Singapore	100%	Software development and provider
AGM Defi Tech Limited (“AGM Defi Tech”)	August 8, 2021	Hong Kong	100%	Software development and provider
Beijing Keen Sense Technology Service Co., Ltd (“Beijing Keen Sense”)	October 21, 2021	China	100%	Software development and provider
AGM Electronic Technology Limited (“AGM Electronic”)	January 26, 2024	Hong Kong	100%	Sale of cryptocurrency mining machines and standardized computing equipment
AGM Canada Holdings Limted (“AGM Canada”)	April 17, 2024	Canada	100%	Sale of cryptocurrency mining machines and standardized computing equipment
Beijing Bixin Electronic Technology Co., Ltd (“Beijing Bixin”)	April 26, 2024	China	100%	Software development and provider
AGM Energy Corp. (“AGM Energy”)	October 1, 2024	Canada	49%	Clean energy industries
AGM Integrated Tech Limited (“AGM Integrated”)	December 4, 2024	Hong Kong	100%	Sale of cryptocurrency mining machines and standardized computing equipment

*	The Company has disposed the subsidiaries.

AGM HK, AGM Tianjin, AGM Beijing, AGM Software, Nanjing Lucun, AGM Defi Lab, AGM Defi Tech, Beijing Keen Sense, AGM Electronic, AGM Canada, Beijing Bixin, AGM Energy, and AGM Integrated, are referred to as subsidiaries. AGM Holdings and its consolidated subsidiaries are collectively referred to herein as the “Company” unless specific reference is made to an entity.

Note 2 - SUMMARY OF SIGNIFICANT POLICIES

Basis of Presentation

The interim condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) to reflect the financial position, results of operations and cash flows of the Company. Significant accounting policies followed by the Company in the preparation of the accompanying condensed consolidated financial statements are summarized below.

Principles of Consolidation

The accompanying condensed consolidated financial statements include the accounts for AGM Holdings and all its consolidated subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Discontinued Operation

A discontinued operation may include a component of an entity or a group of components of an entity, or a business or non-profit activity. A disposal of a component of an entity is required to be reported in discontinued operation if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs: (1) the component of an entity or group of components of an entity meets the criteria to be classified as held for sale; (2) the component of an entity or group of components of an entity is disposed of by sale; (3) the component of an entity or group of components of an entity is disposed of other than by sale (for example, by abandonment or in ad distribution to owners in a spinoff).

For the component disposed of other than by sale in accordance with paragraph 360-10-45-15, the Company adopted ASC Topic 205-20-45-3 and reported the results of operations of the discontinued operations, less applicable income tax expenses or benefits as a separate component in the statement where net income (loss) is reported for current and all prior periods presented.

On December 10, 2024, the Company decided to Nanjing Lucun.The transaction was completed on May 7, 2025. As of December 31, 2024, the operation was classified as a discontinued operation. For the six months ended June 30, 2025 and 2024, the operation of Nanjing Lucun was presented as discontinued operations.

Reclassification

Certain prior period amounts have been reclassified to conform to current period presentation in order to reflect the discontinued operations of Nanjing Lucun. None of the ese reclassifications had an impact on reported financial position or cash flows for any of the period presented.

Foreign Currency Translation

The accompanying condensed consolidated financial statements are presented in United States dollar (“$”), which is the reporting currency of the Company. For the subsidiaries whose functional currencies are Renminbi (“RMB”), results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the exchange rate at the end of the period, and equity is translated at historical exchange rates. The resulting translation adjustments are included in determining other comprehensive income or loss. Transaction gains and losses are reflected in the condensed consolidated statements of operations.

The condensed consolidated balance sheet balances, with the exception of equity at June 30, 2025 and December 31, 2024 were translated at RMB7.1586 and RMB7.1884 to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to condensed consolidated statements of operations and cash flows for the six months ended June 30, 2025 and 2024 were RMB7.1839 and RMB7.1051 to $1.00, respectively.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. The Company bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as the Company’s operating environment changes. Significant estimates and assumptions by management include, among others, allowance for credit losses, provision of advances to suppliers, discount rate for leases, depreciation of property and equipment and impairment assessments of long-lived assets and income taxes including the valuation allowance for deferred tax assets. While the Company believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Cash and Cash Equivalents

Cash and cash equivalents are financial assets that are either cash or highly liquid investments with an original maturity term of 90 days or less. At June 30, 2025 and December 31, 2024, the Company’s cash equivalents primarily consist cash in various financial institutions.

Note 2 - SUMMARY OF SIGNIFICANT POLICIES (Continued)

Restricted cash

Restricted cash consists of frozen deposits due to overdue reconciliations. The balance of restricted cash was $2 and $2 as of June 30, 2025 and December 31, 2024, respectively.

Inventories

Inventories, primarily consisting of standardized computing equipment, which are finished goods from manufacturers. Inventories are stated at the lower of cost or net realizable value, with net realized value represented by estimated selling prices in the ordinary course of business, less reasonably predictable costs of disposal and transportation. Cost of inventory is determined using the first-in first-out cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged products, which is dependent upon factors such as historical and forecasted consumer demand. No inventory write-down was recorded for the six months ended June 30, 2025 and the year ended December 31, 2024.

Advances to Suppliers

Advances to suppliers primarily consists of prepayments for purchase of cryptocurrency mining machines and standardized computing equipment. Advance payment depends on specific circumstances, including the industry practice, negotiations with suppliers, security for steady supply of products, and the delivery time of products received from suppliers after the advance payment. Advance to suppliers is settled when the products are provided and accepted by the Company. The Company reviews its advance to suppliers on a periodic basis and determines the adequacy of provision. Provision is recognized to reflect the expected recoverable amount from the advances to suppliers when the Company considers the likelihood of future economic benefits associated with the advances to supplier is remote.

Fair Value of Financial Instruments

The Company follows the provisions of Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures (“ASC 820”). It clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1 -	Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2 -	Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3 -	Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts reported in the accompanying condensed consolidated balance sheets for cash and cash equivalents, accounts receivable and other current assets, accounts payable and other payables, due to related parties and contingent consideration approximate their fair value based on the short-term maturity of these instruments.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable consists principally of amounts due from trade customers. Credit is extended based on an evaluation of the customer’s financial condition and collateral is not generally required.

The Company evaluates its accounts receivable for expected credit losses on a regular basis. The Company maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Company uses the length of time a balance has been outstanding, the payment history, creditworthiness and financial conditions of the customers and industry trend as credit quality indicators to monitor the Company’s receivables within the scope of expected credit losses model, along with reasonable and supportable forecasts as a basis to develop the Company’s expected loss estimates. The Company adjusts the allowance percentage periodically when there are significant differences between estimated credit losses and actual bad debts. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Company also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

Note 2 - SUMMARY OF SIGNIFICANT POLICIES (Continued)

Adoption of Accounting Standards Update (“ASU” 2016-13)

In June 2016, the FASB issued ASU 2016-13: Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. The Company has adopted ASU 2016-13 since January 1, 2021, the impact of which on the Company’s condensed consolidated financial statements was immaterial.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. Identifiable significant improvements are capitalized and expenditures for maintenance, repairs, and betterments, including replacement of minor items, are charged to expense.

Depreciation is computed based on cost, less the estimated residual value, if any, using the straight-line method over the estimated useful life. The residual value rate and useful life of property and equipment are summarized as follows:

	Residual	Useful
Property and Equipment	value rate	life
Electronic equipment	5%	3 years
Office equipment	5%	5 years
Leasehold improvement	0%	Shorter of the lease term or the estimated useful life of the assets

Intangible Assets

Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Intangible assets mainly represent the domain name at cost, less accumulated amortization on a straight-line basis over an estimated life of ten years.

	Residual
Intangible Asset	value rate	Useful life
AGM domain name	0%	10 years
Software	0%	5 years

Revenue Recognition

The Company adopted Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”) for all years presented. The core principle of this new revenue standard is that a company should recognize revenue when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle by the Company in its determination of revenue recognition:

●	Step 1: Identify the contract(s) with the customer;

●	Step 2: Identify the performance obligations in the contract;

●	Step 3: Determine the transaction price;

●	Step 4: Allocate the transaction price to the performance obligations in the contract; and

●	Step 5: Recognize revenue when or as the Company satisfies a performance obligation.

Note 2 - SUMMARY OF SIGNIFICANT POLICIES (Continued)

The Company is a server developer, engaging in research, development and sale of server, including ASIC miner, and standardized computing equipment and bundle of products or services that may include a combination of these items.

The Company derives revenue from the sales of cryptocurrency mining machines and standardized computing equipment and bundle of products or services that may include a combination of these items. The Company enters into contracts with customers that include promises to transfer various products and services, which are generally capable of being distinct and accounted for as separate performance obligations. The transaction price is allocated to each performance obligation on a relative standalone selling price basis.

The Company acts as a principal as it takes control of the merchandises, is primarily obligated for the merchandise sold to the consumers, bears inventory risks and has the latitude in establishing prices. For the six months ended June 30, 2025 and 2024, the Company derives revenue from the sale of cryptocurrency mining machines and standardized computing equipment. The Company recognizes product revenues on a gross basis as the Company is responsible to fulfill the promise to provide specified goods. Revenue is recognized at a point in time upon the transfer of control of products to customers.

Contract liability

The contract liabilities consist of advances from customers, which relate to unsatisfied performance obligations at the end of each reporting period and consists of cash payments received in advance from customers in sales of server products, cryptocurrency mining machines and standardized computing equipment. As of June 30, 2025 and December 31, 2024, the Company’s advances from customers amounted to $539 and $539 from continuing operations and nil and $4,537,799 from discontinued operation, respectively.

The Company reports revenues net of applicable sales taxes and related surcharges.

Costs of Revenues

Cost of revenues primarily consist of cost of product revenue, which includes direct costs of cryptocurrency mining machines, standardized computing equipment.

Leases

On January 1, 2021, the Company adopted Accounting Standards Update No. 2016-02, Leases (Topic 842) (ASU 2016-02), as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements.

The Company determines if an arrangement is a lease upon inception. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The right to control the use of an asset includes the right to obtain substantially all of the economic benefits of the underlying asset and the right to direct how and for what purpose the asset is used. Upon adoption of ASU 2016-02 and related standards, operating lease right-of-use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The discount rate used to calculate present value is the Company’s incremental borrowing rate or, if available, the rate implicit in the lease. The Company includes options to renew the lease as part of the right of use lease asset and liability when it is reasonably certain the Company will exercise the option. The Company also takes into considerations when certain lease contains fair value purchase and termination options with an associated penalty. Operating leases are included in operating lease right-of-use (“ROU”) assets and current and non-current lease liabilities in the condensed consolidated balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in the condensed consolidated balance sheets. There were no finance leases for the six months ended June 30, 2025 and the years ended December 31, 2024.

Note 2 - SUMMARY OF SIGNIFICANT POLICIES (Continued)

Selling, General & Administrative Expenses

Selling, general and administrative expenses consist primarily of credit losses, sales and administrative employee-related expenses and professional fees.

Research and Development Expenses

Research and development costs are expensed as incurred. The costs primarily consist of the wage expenses incurred to continuously improve and upgrade the Company’s services.

Government Grants

Government grant is recognized when there is reasonable assurance that the Company will comply with the conditions attach to it and the grant will be received. From June 15, 2021, Nanjing Pukou Economic Development Zone Management Committee (the “Committee”) provided an office to the Company for free for 5 years to attract the enterprise for the development of the integrated circuit industry in Nanjing. As of June 30, 2025 and December 31, 2024, the balance of deferred government grant was nil and nil from continuing operations and $42,883 and $55,334 from discontinued operation, respectively. The amount of other income for the government grant recognized during the six months ended June 30, 2025 and 2024 was nil and nil from continuing operations and $13,242 and $20,084 from discontinued operation, respectively.

Income Taxes

The Company is governed by the Income Tax Law of China and Inland Revenue Ordinance of Hong Kong, as amended. Based on a review of surrounding facts and circumstances, the revenue generated from AGM HK and AGM Integrated belongs to offshore revenue as its operation is outside Hong Kong. Therefore, the Company considers AGM HK and AGM Integrated are not subject to tax at 16.5% on the assessable profits arising in or derived from Hong Kong or 8.25% if the net profit under $2,000,000 for 2019 and beyond under Inland Revenue Ordinance of Hong Kong.

The Company accounts for income taxes using the asset/liability method prescribed by ASC 740, “Accounting for Income Taxes.” Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

The Act has caused the Company’s deferred income taxes to be revalued. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through income tax expense. Pursuant to the guidance within SEC Staff Accounting Bulletin No. 118 (“SAB 118”), as of December 31, 2017, the Company recognized the provisional effects of the enactment of the Act for which measurement could be reasonably estimated. The ultimate impact of the Act may differ from these estimates due to the Company’s continued analysis or further regulatory guidance that may be issued as a result of the Act.

The Company applied the provisions of ASC 740-10-50, “Accounting for Uncertainty in Income Taxes,” which provides clarification related to the process associated with accounting for uncertain tax positions recognized in the Company’s financial statements. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. As of June 30, 2025,and December 31, 2024, the Company had uncertain tax positions accrued, and will continue to evaluate for uncertain positions in the future.

Note 2 - SUMMARY OF SIGNIFICANT POLICIES (Continued)

Value Added Tax

The amount of Value Added Tax (“VAT) liability is determined by applying the applicable tax rate to the invoiced amount of software service provided.

The Company reports revenue net of China’s VAT for all the periods presented in the accompanying condensed consolidated statements of operations.

Comprehensive (Loss)/ Income

ASC 220 “Comprehensive Income” established standards for reporting and display of comprehensive (loss)/income, its components and accumulated balances. Components of comprehensive (loss)/income include net loss/income and foreign currency translation adjustments. For the six months ended June 30, 2025 and 2024 , the only component of accumulated other comprehensive loss was foreign currency translation adjustments.

Related Party Transactions

A related party is generally defined as (i) any person and or their immediate family hold 10% or more of the Company’s securities (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. The Company conducts business with its related parties in the ordinary course of business. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature.

Concentration and risks

a) Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk are cash and cash equivalents, and accounts receivable arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions. The Company routinely assesses the financial strength of the customer and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, consequently, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

b) Foreign currency exchange rate risk

The functional currency and the reporting currency of the Company are RMB and U.S. dollars, respectively. The Company’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents, accounts receivable and accounts payable. Any significant fluctuation of RMB against U.S. dollars may materially and adversely affect the Company’s cash flows, revenues, earnings and financial positions.

c) Currency convertibility risk

The Company transacts some of its business in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions continue to take place either through the People’s Bank of China (the “PBOC”) or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

(Loss)/Earnings per Common Share

Basic (loss)/earnings per ordinary share is computed by dividing net (loss)/earnings attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted (loss)/earnings per share is computed by dividing net (loss)/income attributable to ordinary shareholders by the sum of the weighted-average number of ordinary shares outstanding and dilutive potential ordinary shares during the period.

Note 2 - SUMMARY OF SIGNIFICANT POLICIES (Continued)

Statutory reserves

In accordance with the PRC Company Laws, the Company’s PRC subsidiaries must make appropriations from their after-tax profits as determined under the People’s Republic of China Generally Accepted Accounting Principles (“PRC GAAP”) to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the PRC companies. Appropriation to the discretionary surplus fund is made at the discretion of the PRC companies.

The statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective companies. These reserves are not allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except for liquidation.

For the six months ended June 30, 2025 and the year ended December 31, 2024, profit appropriation to statutory surplus fund for the Company’s entities incorporated in the PRC was nil and nil, respectively. No appropriation to other reserve funds was made for any of the periods presented.

Segment Reporting

The Company has organized its operations into one operating segments. The segment reflects the way the Company evaluates its business performance and manages its operations by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

As the Company’s long-lived assets are substantially located in Hong Kong and the Company’s revenues and expenses are dervied from Hong Kong, no geographical segments are presented.

Recently Issued Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Company is in the process of evaluation the impact of adopting this new guidance on its condensed consolidated financial statement.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in this ASU improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in this update require that a public entity disclose on an annual and interim basis, 1) significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included within each reported measure of segment profit or loss, 2) an amount for other segment items by reportable segment and a description of its composition. The other segment items category is the difference between segment revenue less the segment expenses disclosed under the significant expense principle and each reported measure of segment profit or loss, and 3) disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. For all public business entities, ASU 2023-07 is effective for annual periods beginning after December 15, 2024; early adoption is permitted. The Company will adopt and apply the guidance in fiscal year 2025. There is no material impact expected to our results of operations, cash flows and financial condition at the time of adoption, however the Company is still assessing the disclosure impact.

Recently issued ASUs by the FASB, except for the ones mentioned above, are not expected to have a significant impact on the Company’s condensed consolidated results of operations or financial position. Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the condensed consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its condensed consolidated financial condition, results of operations, cash flows, or disclosures.

Note 3 - DISCONTINUED OPERATION

On December 10, 2024, the Company decided to sell Nanjing Lucun. The transaction was completed on May 7, 2025.

In accordance with the provisions of ASC 205-20, we determined that the results from operations assets and liabilities associated with Nanjing Lucun were to be excluded from our continuing operations and presented as a discontinued operation in our consolidated financial statements. As a result, we classified the results from operations of Nanjing Lucun separately in captions titled “discontinued operations” on our consolidated statements of operations and comprehensive income/(loss) for the current and prior year. Additionally, assets and liabilities associated with Nanjing Lucun as of December 31, 2024 were reclassified from certain amounts reported in prior years to present separately in captions titled “assets of discontinued operations – current”, “assets of discontinued operations – non-current”, “liabilities of discontinued operations – current” and “liabilities of discontinued operations – non-current” to conform to current year financial statement presentation.

The following is a summary of assets and liabilities as of June 30, 2025 and a reconciliation of assets and liabilities disclosed in the notes to financial statements that are presented as a discontinued operation on the consolidated balance sheet as of December 31, 2024:

	June 30,	December 31,
	2025	2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$-	$469
Restricted cash	-	8,037
Advances to suppliers, net	-	2,795,162
Prepayment and other current assets, net	-	3,497,724
Total current assets	-	6,301,392
NON - CURRENT ASSETS:
Property and equipment, net	-	6,512
Operating lease right-of-use assets	-	55,334
Deferred tax assets	-	6,247,083
Total non - current assets	-	6,308,929
TOTAL ASSETS	$-	$12,610,321

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$-	$2,640
Accrued expenses and other payables	-	1,233,311
Advances from customers	-	4,537,799
Deferred government grant, current	-	38,792
Income tax payable	-	659,919
Total current liabilities	-	6,472,461
NON - CURRENT LIABILITIES:
Deferred government grant, non-current	-	16,543
Total non - current liabilities	-	16,543
TOTAL LIABILITIES	$-	$6,489,004

Note 3 - DISCONTINUED OPERATION (Continued)

The following is a reconciliation of the major classes of financial statement line items constituting net (loss)/income from discontinued operations from Nanjing Lucun, our discontinued operation, that is disclosed in the notes to the financial statements and presented in the consolidated statements of net (loss)/income for the six months ended June 30, 2025 and 2024 :

	Six months	Six months
	ended	ended
	June 30,	June 30,
	2025	2024
Net revenues	$-	$23,287,088
Cost of revenues	(21,344)	(22,785,394)
Gross profit	(21,344)	501,694
Operating expenses	(23,673)	(5,582,294)
Other income/(expenses).net	23,060	48,541
Loss before income tax	$(21,957)	$(5,032,059)
Income tax expense	3,731	729,740
Loss from discontinued operation, net of income tax	$(18,226)	$(4,302,319)
Loss on sale of discontinued operation, net of income tax	(7,851,720)	-
Loss from discontinued operation, net of income tax	(7,869,946)	(4,302,319)

The Company realized a loss of $7,851,720 from the disposal of Nanjing Lucun offset by loss from discontinued operations of $18,226 for the six months ended June 30, 2025. As the result, total loss from discontinued operation for the six months ended June 30, 2025 amounted $7,869,946.

Details of the entities disposed were as follows:

SCHEDULE OF DETAILS OF ENTITIES DISPOSED

Nanjing Lucun
Total assets	$64,850,329
Total liabilities	11,494,154
Total net assets	53,356,175
Total accumulated other comprehensive income	11,945,545
Subtotal	65,301,720
Total consideration	57,450,000
Total loss on sale of discontinued operation	$(7,851,720)

Note 4 - ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	June 30,	December 31,
	2025	2024
Accounts receivable	41,231,910	21,545,104
Allowance for credit losses	(9,805,066)	(8,159,597)
Accounts receivable, net	$31,426,844	$13,385,507

For the six months ended June 30, 2025 and 2024, the Company recorded credit losses of $1,645,469 and $40,018 ,respectively.

Note 5 - ADVANCES TO SUPPLIERS, NET

Advances to suppliers consisted of the following:

	June 30,	December 31,
	2025	2024
Advances to suppliers	6,004,037	1,639,728
Provision for impairment	(1,762,946)	(1,539,867)
Advances to suppliers, net	$4,241,091	$99,861

For the six months ended June 30, 2025 and 2024, the Company recorded provision of $223,079 and $14,748,044 for the advances to suppliers.

Note 6 - INVENTORIES

Inventories, primarily consisted of cryptocurrency mining machines and standardized computing equipment, which are finished goods from manufactures.

As of June 30, 2025 and December 31, 2024, inventories consisted of the following:

	June 30,	December 31,
	2025	2024
Finished goods	$9,440,200	$27,172,200

No inventory write-down was recorded for the six months ended June 30, 2025 and December 31,2024.

Note 7 - PREPAYMENT AND OTHER CURRENT ASSETS

Prepayment and other current assets consist of prepaid expenses, other receivables, and deposits. As of June 30, 2025 and December 31, 2024, prepayment and other current assets consisted of the following:

	June 30,	December 31,
	2025	2024
Loan receivable (1)	$4,998,275	$4,182,031
Prepaid input VAT	1,093	1,088
Deposits and others	5,959,853	1,147,517
Subtotal	10,959,221	5,330,636
Allowance for credit losses (2)	(1,155,768)	(1,155,768)
Total prepayment and other current assets	$9,803,453	$4,174,868

(1)	In 2021, the Company entered into a loan agreement to lend $400,000 loan to AGM Group Ltd. In April 2022, the Company extended additional $900,000 loan to AGM Group Ltd. at the interest rate of 1% as working capital support and change the amount to $1,200,000 on April 4, 2023. As of June 30, 2025, the outstanding amount of loans to AGM Group Ltd. was $1,350,000, generating interest income of $44,673 and received $24,711 interest on April 17, 2024.

On April 10, 2022, 19 July, 2022 and 18 October, 2022, the Company entered into a loan agreement with a third party, Muliang Agriculture Limited, to lend $280,000 , $20,000 and $5,000 at the interest rate of 1% for one year as working capital support. On April 9, 2023, both parties agreed to extend the loan to December 31, 2024 and increased the amount to $600,000. On December 3, 2024, both parties agreed to extend the loan to December 31, 2025.As of June 30, 2025, the total amount of loans to Muliang Agriculture Limited was $465,000, generating interest income of $12,714, and received $5,996 interest on April 18, 2024.

On March 1, 2023, the Company entered into a loan agreement with a third party, Northnew Management Limited, to lend $2,000,000 at the interest rate of 1%. On March 10, 2024, both parties agreed to extend the loan to December 31, 2024 and increased the amount to $2,300,000 .On December 11, 2024, both parties agreed to further extend the term to December 31, 2025. On February 20, 2025, both parties agreed to extend the loan to December 31, 2025 and increased the amount to $3,100,000 . As of June 30, 2025, the total amount of loans to Northnew Management Limited was $3,095,426, generating interest income of $41,775.

(2)	As of June 30, 2025 and December 31, 2024, the Company recorded credit losses of $1,155,768 and $1,155,768, respectively.

Note 8 - PROPERTY AND EQUIPMENT, NET

As of June 30,2025 and December 31, 2024, property and equipment, net consisted of the following:

	June 30,	December 31,
	2025	2024
Electronic equipment	$150,935	$150,309
Office equipment	12,817	12,764
Leasehold improvement	-	-
Total property and equipment	163,752	163,073
Less: accumulated depreciation	(155,348)	(154,541)
Total property and equipment, net	8,404	8,532

Depreciation and amortization expenses for the six months ended June 30, 2025, 2024 and 2023 were $1,377, $0 and $44,473, respectively. For the six months ended June 30, 2025, 2024 and 2023, the Company recognized loss of nil, nil and nil on disposed of property and equipment in the consolidated statements of operations, respectively. There was no impairment recorded for these property and equipment for the six months ended June 30, 2025, 2024 and 2023.

Note 9 - INTANGIBLE ASSETS, NET

As of June 30, 2025 and December 31, 2024, intangible assets, net consisted of the following:

	June 30,	December 31,
	2025	2024
AGM domain name	$14,800	$14,800
Software	50,000	50,000
Total intangible assets	64,800	64,800
Less: accumulated amortization	(38,013)	(32,273)
Total intangible assets, net	26,787	32,527

For the six months ended June 30, 2025 and 2024, amortization expenses amounted to $5,740 and $5,740 respectively. The following is an estimated, by fiscal years, of amortization amount of intangible asset:

Year ending December 31,
2025 (remaining 6 months)	$5,740
2026	11,480
2027	9,567
Total	$26,787

Note 10 - RELATED PARTY TRANSACTIONS AND BALANCES

As of June 30, 2025, related parties of the Company consisted of the following:

Name of Related Party	Nature of Relationship
HongKong Kisen Co., Limited (“HongKong Kisen”)	Company ultimately controlled by Chief Strategy Officer (“CSO”)

Due to related parties

The Company mainly finance its operations through proceeds borrowed from related parties. As of June 30, 2025 and December 31, 2024, due to related parties consisted of the following:

					Exchange
	December 31,			Interest	Rate	June 30,
	2024	Received	Repayment	Expenses	Translation	2025
HongKong Kisen (1)	2,195,948	451,300	(475,000)	32	1,085	2,173,365
Yufeng Mi	4,503		(4,503)			-
Total due to related parties	2,200,451	451,300	(479,503)	32	1,085	2,173,365

(1)	On April 7, 2022, the Company entered into a loan agreement with HongKong Kisen to borrow $10,000,000 at the interest rate of 0.1% for 10 months as working capital support and repaid $2,000,000 to HongKong Kisen in advance in 2022.

On January 1, 2023, both parties agreed to terminate the loan agreement mentioned above and obtain borrowings up to $20,000,000 at the interest rate of 0.1% for one year as working capital support.On January 1, 2024, both parties agreed to extend the loan to December 31, 2024. On January 1, 2025, both parties agreed to extend the loan to December 31, 2025.

In 2023, the Company borrowed $4,384,975 from HongKong Kisen and repaid $3,160,000, generating interest expense of $9,316.

In 2024, the Company borrowed $962,000 from HongKong Kisen and repaid $8,021,693, generating interest expense of $9,565.

In 2025, the Company borrowed $451,300 from HongKong Kisen and repaid $475,000,generating interest expense of $1,117. As of June 30,2025, total interest payable is $4,217.

The loan mentioned above can be extended on both parties’ consensus.

Apart from loan from HongKong Kisen, the balance of due to related parties represents expenses incurred by related parties in the ordinary course of business. These amounts are interest free, unsecured and could be settled on demand.

Note 11 - SHAREHOLDERS’ EQUITY

In August 2021, Firebull Holding Limited, holder of 5,000,000 Class A ordinary shares and 5,000,000 Class B ordinary shares of the Company sold and transferred 5,000,000 Class A ordinary shares to Firebull Tech Limited. Pursuant to section 11 of the Company’s memorandum and articles of association, the 5,000,000 Class B ordinary shares held by Firebull Holding was cancelled accordingly.

On December 14, 2021, the Company issued 2,898,552 Class A ordinary shares to investors.

On March 2, 2025, the Company engaged with Maxim Group LLC as the exclusive placement agent on a best efforts basis in connection with an offering for issuance and sale of $16,390,000 Class A ordinary shares with a par value of $0.001 per share and 16,390,000 warrants each to purchase one Class A ordinary share, at a combined offering price of $0.33 per Class A ordinary share and warrant. This transaction was completed on March 4, 2025.

In March, 2025, 58,069,113 Class A ordinary shares issued for the exercised warrants .

On June 3, 2025,the Company completed the consolidation (the “Consolidation”) of the ordinary shares of the Company on the basis of 50 pre-Consolidation Shares for every one (1) post-Consolidation Share. The Company’s total issued and outstanding Class A ordinary shares has been reduced from 98,713,955 Class A ordinary shares with a par value of US$0.001 each to 1,974,163 Class A ordinary shares with a par value of US$0.05 each. The Company’s total issued and outstanding Class B ordinary shares has been reduced from 2,100,000 Class B ordinary shares with a par value of US$0.001 each to approximately 42,000 Class B ordinary shares with a par value of US$0.05 each. The balances of common stock and additioanl paid-in capital were retrospectively restated for the effect of the reverse share split.

Warrants

For each Class A ordinary share purchased on December 14, 2021, an investor received from the Company one-half unregistered warrant, for an aggregate of 1,449,276 warrant (“2021 Warrants”). The 3.5-year warrants are exercisable immediately from the date of issuance and have an exercise price of US$8.3 per share. The purchase price for one ordinary share and one-half corresponding warrant is US$6.90. As the expiration date of the warrant is dependent on the initial effective date of the registration statement and such statement was declared effective on June 8, 2022, the expiration date of the warrant is December 8, 2025.

Additionally, the Company has retained FT Global Capital, Inc. (“FT Global Capital”) to act as exclusive placement agent in connection with this offering. The Company agreed to issue to the FT Global Capital or its designees warrants to purchase up to 202,899 Class A ordinary shares.FT Global Capital’s warrants will be exercisable commencing on the date of issuance at a per share price of $8.3, subject to certain adjustments, and will expire three and a half years from the initial effective date of registration statement.

On March 2, 2025, the Company engaged with Maxim Group LLC (“Maxim”) as the exclusive placement agent on a best efforts basis in connection with an offering for issuance and sale of $16,390,000 Class A ordinary shares with a par value of $0.001 per share and 16,390,000 warrants (“2025 Warrants”) each to purchase one Class A ordinary share, at a combined offering price of $0.33 per Class A ordinary share and warrant. This transaction was completed on March 4, 2025. The Company has also issued to Maxim warrants to purchase up to 327,800 Class A ordinary shares. The warrant for Maxim is exercisable at any time, and from time to time, in whole or in part, commencing from six months after the effective date of the registration statement and expire on the fifth anniversary of the commencement of sales of this offering. Maxim’s warrants will be exercisable at price equal to 125% of the offering price of $0.33.

Pursuant to Section 3(b) of the Securities Purchase Agreement for the 2021 Warrants, the exercise price of the 2021 Warrants was adjusted to $0.1023 per share due to the issuance of 2025 Warrants.

In March, 2025, the 2025 Warrants, apart from Maxim’s warrants, were exercised.

Due to reverse share split, the number of warrants and exercise price were adjusted restropectively. As of June 30, 2025 and December 31, 2024, the aggregage numbers of warrents were 39,596 and 33,040, respectively.

As of June 30, 2025 and December 31, 2024, the Company had 33,040 and 33,040 warrants after adjustments for reverse share split outstanding to purchase 33,040 and 33,040 class A ordinary shares with a weighted average exercise price of $5.115 per share and $5.115 per share and remaining contractual lives 0.45 and 0.95 year respetively for the 2021 Warrants.

As of June 30, 2025 and December 31, 2024, the Company had 6,556 and nil warrants after adjustments for reverse share split outstanding to purchase 6,556 and nil Class A ordinary shares with an exercise price of $20.625 per share and nil respectively for the 2025 Warrants. The remaining contractual life as of June 30, 2025 was 4.25 years.

Note 12 - RESTRICTED NET ASSETS

Part of the Company’s operations are conducted through its PRC subsidiaries, and the Company’s ability to pay dividends is primarily dependent on receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by its subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. Paid-in capital and additional paid-in capital of its subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes.

In accordance with the Company Law of the PRC and the PRC regulations on enterprises with foreign investment, whether a domestic enterprise or a wholly owned foreign enterprise (“WFOE”) established in the PRC are both required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. Both a domestic enterprise and a WFOE are required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. All of the Company’s PRC consolidated subsidiaries are subject to the above mandated restrictions on distributable profits.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of June 30, 2025 and December 31, 2024, net assets restricted in the aggregate included in the Company’s consolidated net assets were nil and $335,696.

Note 13 - INCOME TAX

British Virgin Islands (“BVI”)

Under the tax laws of BVI, AGM Holdings and AGM Software are not subject to tax on income or capital gain. In addition, payments of dividends by the Company to their shareholders are not subject to withholding tax in the BVI.

Hong Kong

Under the tax laws of Hong Kong, AGM HK, AGM Defi Tech, and AGM Integrated is subject to tax at 16.5% on the assessable profits arising in or derived from Hong Kong or 8.25% if the net profit under $2,000,000 for 2019 and beyond, and allowed to offset their future tax taxable income with taxable operating losses with carried forward indefinitely. Based on a review of surrounding facts and circumstances, the revenue generated from AGM HK and AGM Integrated belongs to offshore revenue as their operation is in mainland China instead of in Hong Kong, and therefore AGM HK and AGM Integrated was considered as a PRC resident enterprise.

Singapore

Under the tax laws of Singapore, AGM Defi Lab are subject to tax at 10% on income or capital gain.

China

On March 16, 2007, the National People’s Congress passed the Enterprise Income Tax Law (“the China EIT Law”), which was effective as of January 1, 2008. Companies incorporated in China are allowed to offset future tax taxable income with taxable operating losses carried forward in a 5-year period.

The China EIT Law also provides that an enterprise established under the laws of foreign countries or regions but whose “de facto management body” is located in China be treated as a resident enterprise for PRC tax purpose and consequently be subject to China income tax at the rate of 25% for its worldwide income. The Implementing Rules of the China EIT Law merely defines the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” On April 22, 2009, China State Administration of Taxation further issued a notice entitled “Notice regarding Recognizing Offshore-Established Enterprises Controlled by PRC Shareholders as Resident Enterprises Based on Their place of Effective Management.” Under this notice, a foreign company controlled by a PRC company or a group of PRC companies shall be deemed as a PRC resident enterprise, if (i) the senior management and the core management departments in charge of its daily operations mainly function in China; (ii) its financial decisions and human resource decisions are subject to decisions or approvals of persons or institutions in China; (iii) its major assets, accounting books, company sales, minutes and files of board meetings and shareholders’ meetings are located or kept in China; and (iv) more than half of the directors or senior management personnel with voting rights reside in China. Based on a review of surrounding facts and circumstances, the Company believes that there is an uncertain tax position as to whether its operations outside of China will be considered a resident enterprise for PRC tax purposes due to limited guidance and implementation history of the China EIT Law. Should the Company be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC tax on worldwide income at a uniform tax rate of 25%. For the six months ended June 30, 2025 and the year ended December 31, 2024,the Company has evaluated this uncertain tax position and recorded a tax liability on the Condensed Consolidated Balance Sheet.

Note 13 - INCOME TAX (Continued)

The China EIT Law also imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the previous income tax regulations. British Virgin Islands, where the Company is incorporated, did not have such tax treaty with China.

AGM Beijing, AGM Tianjin, Nanjing Lucun, Beijing Keen Sense, and Beijing Bixin are subject to 25% China statutory tax rate. AGM Beijing, Nanjing Lucun, Beijing Keen Sense,Beijing Bixin, AGM Holdings,AGM HK, and AGM Defi Tech incurred net loss for the six months ended June 30, 2025 .

The provision for income taxes consisted of the following:

	For The Six Months Ended June 30,
	2025	2024
Current	$(589,170)	$(307,348)
Deferred	6,219,215	3,703,105
Total	$5,630,045	$3,395,757

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	For The Six Months Ended June 30,
	2025	2024
Statutory income tax rate	25%	25%
Tax effect of different tax rates in other jurisdictions	(2)%	(1)%
Changes in valuation allowance	(1)%	-%
Tax effect of loss on sale of discontinued operation	45%	-%
Effective tax rate	67%	24%

The summary of cumulative net operating losses carried forward for the Company’s subsidiaries in different regions is as follows:

	For The Six Months Ended June 30,
	2025	2024
PRC Region	$276,350	$28,757
HK Region	23,008,418	2,569
Singapore Region	-	6,440
Total cumulative net operating loss carry-forward	$23,284,768	$37,766

Components of the Company’s net deferred tax assets are set forth below:

	June 30,	December 31,
	2025	2024
Deferred tax assets:
Net operating loss carry-forwards	$6,428,637	$604,689
Allowance for doubtful accounts	2,795,978	2,328,841
Impairment provision of advances to suppliers	384,967	384,967
Lease liability	-	-
Total of deferred tax assets	$9,609,582	$3,318,497
Less: valuation allowance	(676,559)	(604,689)
Net deferred tax assets	$8,933,023	$2,713,808

Defer tax liabilities:
Right-of-use assets	$-	$-
Total deferred tax liabilities	-	-
Deferred tax assets, net	$8,933,023	$2,713,808

Note 13 - INCOME TAX (Continued)

As of June 30, 2025 and December 31, 2024, net deferred tax assets, net of the Company were of $8,933,023 and $2,713,808, respectively, which was consisted of allowance for doubtful accounts, impairment provision of advances to suppliers and operating loss carry-forwards. As of June 30, 2025, the Management believes that the Company’s cumulative losses arising from recurring business of subsidiaries constituted significant strong evidence that most of the deferred tax assets would be realizable and therefore valuation allowance of $676,559 was accrued accordingly.

Accounting for Uncertainty in Income Taxes

The Company and certain subsidiaries are established in various foreign countries with significant operations located in China. The Company might not be subject to PRC income tax and did not pay any income tax to PRC however it is uncertain as to whether China tax authority may take different views about the Company’s tax positions which may lead to additional tax liabilities.

The tax authority of China Government conducts periodic and ad hoc tax filing reviews on business enterprises operating in China after those enterprises complete their relevant tax filings. Therefore, the Company’s PRC entities’ tax filings results are subject to change. It is therefore uncertain as to whether China tax authority may take different views about the Company’s PRC entities’ tax filings, which may lead to additional tax liabilities.

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the company’s tax position and recognized liabilities for uncertain tax positions for the six months ended June 30, 2025 and he years ended December 31, 2024, 2023 and 2022, and the period from inception (April 27, 2015) to December 31, 2015. The Company recognized liabilities for uncertain tax positions, which was included in income tax payable on the Condensed Consolidated Balance Sheets as of June 30, 2025 and December 31, 2024.

The activity of the unrecognized tax positions related to the Company’s uncertain tax positions is summarized as follows:

	June 30,	December 31,
	2025	2024
Gross beginning balance	8,519,452	6,961,166
Gross increase to tax positions in the current period	586,787	1,558,286
Gross ending balance	9,106,239	8,519,452

There were no interests and penalties in relation to the Company uncertain tax positions for June 30, 2025, December 31, 2024 and 2023.

Note 14 - CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

Credit Risk

As of June 30, 2025 and December 31, 2024, the Company had $5,940 and $128,093 of cash balance held in China banks, respectively. China banks protect consumers against loss if their bank or thrift institution fails, and each of the Company’s bank accounts are insured up to RMB500,000 (approximately $69,846). As a result, cash held in China financial institutions of nil and $30,578 were not insured as of June 30,2025 and December 31, 2024, respectively. As of June 30, 2025 and December 31, 2024, the Company had $526,910 and $1,042,371 of cash balance held in Hongkong banks, respectively. The Hong Kong Deposit Protection Scheme insures eligible deposits up to HK$500,000 (approximately $63,696) per depositor per bank. As a result, cash held in Hongkong financial institutions of $335,821 and $909,606 were not insured as of June 30, 2025 and December 31, 2024, respectively. The Company have not experienced any losses in such accounts through June 30, 2025.

Note 14 - CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS (Continued)

The Company’s cash position by geographic area was as follows:

	June 30,		December 31,
	2025		2024
Country:
Singapore	$228,373	43%	$228,448	19%
China (Hongkong)	299,013	56%	936,264	80%
China (Mainland)	5,464	1%	5,752	1%
Total cash and cash equivalents, and restricted cash	$532,850	100%	$1,170,464	100%

Almost all of the Company’s sales are credit sales which are primarily to customers whose ability to pay is dependent upon the industry economics prevailing in these areas; however, the Company believe that the concentration of credit risk with respect to trade accounts receivable is limited due to generally short payment terms. The Company also perform ongoing credit evaluations of customers to help further reduce potential credit risk.

Customers

As of June 30, 2025, five customers accounted for 29%, 23%, 21%, 13%, 13% of the Company’s revenues, respectively. As of June 30,2024, one customer accounted for 99% of the Company’s revenues.

Suppliers

As of June 30, 2025, one supplier accounted for 99% of the Company’s cost of revenues. As of June 30,2024, one supplier accounted for 100% of the Company’s cost of revenues.

As of June 30, 2025, the Company entered into lease agreements as lessee with third parties for the operation. The Company has total future lease payment of $0 from continuing operations. As of June 30, 2025, the Group did not have any purchase commitments or capital commitments.

As of June 30, 2024, the Company entered into lease agreements as lessee with third parties for the operation. The Company has total future lease payment of $0 from continuing operations and of $8,840 from discontinued operation, respectively. As of June 30, 2024, the Group did not have any purchase commitments or capital commitments.

Note 15 - RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The Company determined that previously issued consolidated financial statements for the fiscal year ended December 31, 2024 and 2023 contained in the Company’s Form 20-F filed on May 13, 2025, unaudited interim condensed consolidated financial statements for the six months ended June 30, 2024 contained in the Company’s Form 6-K filed on November 19, 2024 should be amended required by ASC 260-10-55-12, 505-10-S99-4, and 505-20-30-6 to reflect the following items:

	Previously	Reclassification &
	stated	Restatement	Restated
For the six months ended June 30, 2024
Consolidated statements of operations and comprehensive income/(loss)
Continuing operations - Basic and Diluted(2)	$(0.44)	$(21.45)	$(21.89)
Discontinuing operations - Basic and Diluted(2)	$(0.18)	$(8.69)	$(8.87)
Net income(loss) per common share - Basic and Diluted(1)	$(0.62)	$(30.14)	$(30.76)
Weighted average Class A ordinary shares outstanding, basic and diluted(1)	24,254,842	(23,769,784)	485,058

	Previously	Reclassification &
	stated	Restatement	Restated
As of December 31, 2024 and 2023
Consolidated balance sheets
Class A Ordinary Shares(1)	$24,255	$(2)	$24,253
Class B Ordinary Shares(1)	$2,100	$-	$2,100
Additional paid-in capital(1)	$26,502,856	$2	$26,502,858

(1)	On June 3, 2025, the Company completed the Consolidation for reverse share split. After the reverse share split, the Company’s authorized capitalization is 4,000,000 Class A ordinary shares with a par value of $0.05 per share, and 4,000,000 Class B ordinary shares with a par value of $0.05 per share. The issued and outstanding number of shares of the Company’s Class A ordinary shares was correspondingly decreased to 1,974,163, and the issued number of shares of the Company’s Class B ordinary shares was correspondingly decreased to 42,000.

As of December 31, 2024, the balances of Class A Ordinary Shares, Class B Ordinary Shares and additional paid-in capital were $24,253, $2,100 and $26,502,858, retrospectively restated for effect of the reverse stock split on June 3, 2025.

(2)	The restatements for basic and diluted earnings per share for unaudited interim condensed consolidated financial statements for the six months ended June 30, 2024 reflected changes of restatements of issued and outstanding common stock for effect of the reverse Stock Split on June 3, 2025.

Note 16 - SUBSEQUENT EVENTS

On July 9, 2025, Ms. Yue Wang resigned as an independent director and the chair of the Nominating Committee, a member of Compensation Committee and Audit Committee of the Company. Mr. Jialin Liu also resigned as an independent director and the chair of the Compensation Committee, a member of Nominating Committee and Audit Committee of the Company.

Effective as of July 9, 2025, Ms. Jianping Niu was appointed as the chair of Nominating Committee, a member of the Audit Committee and Compensation Committee of the Company by the existing members of the board of directors (the “Board") of the Company pursuant to the Second Amended and Restated Memorandum and Articles of Association of the Company; and Mr. Yang Cao was appointed as the chair of Compensation Committee, a member of the Audit Committee and Nominating Committee of the Company by the Board pursuant to the Second Amended and Restated Memorandum and Articles of Association of the Company.

On July 28, 2025, AGM HK entered into an equity transfer agreement by and among AGM HK, Huai’an Qiguangdian Network Technology Co., Ltd. (“HQ Network”), AGM Tianjin and AGM Beijing (collectively with AGM Tianjin, the “Target Comapnies”) for the sale of shares of the Target Compnies held by AGM HK to HQ Network with a consideration of $5,000. The transaction was completed on July 30, 2025.

On August 11, 2025, Beijing Keen Sense Technology Service Co., Ltd was deregistered.

On August 29, 2025, the Board of Directors of the company approved and adopted an equity incentive plan (the “2025 Share Incentive Plan”), which became effective on August 29, 2025.

On September 5, 2025, the Company entered into an equity transfer agreement by and among AGM HK and Mr. Peng Liu for the sale of shares of AGM HK for a consideration of $6,850,000. This transaction was completed on September 9, 2025.

On September 22, 2025, the Company entered into a series of agreements with an institutional investor, pursuant to which the Company agreed to allot and issue up to US$6 million in face value of original issue discount convertible advances (the “Advances”).The initial closing of the first tranche occurred on September 22, 2025, pursuant to which the Company issued an Advance in the initial principal amount of $1,500,000 for total gross proceeds of $1,380,000.

Effective as of October 8, 2025, the Company amended its memorandum and articles of association (the “M&A”) to increase the number of authorized shares from 8,000,000 shares with a par value of US$0.05 each, comprising (i) 4,000,000 Class A ordinary shares, par value US$0.05 per share, and (ii) 4,000,000 Class B ordinary shares, par value US$0.05 per share, to 90,000,000 shares with a par value of US$0.05 each, comprising (i) 60,000,000 Class A ordinary shares, par value US$0.05 per share, and (ii) 30,000,000 Class B ordinary shares, par value US$0.05 per share.

The Company has performed an evaluation of subsequent events through October 10, 2025, which was the date of the condensed consolidated financial statements were issued, and determined that no other events that would have required adjustment or disclosure in the condensed consolidated financial statements except for the events mentioned below.